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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                     FORM 3

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person(1)    MFC BANCORP LTD.
                                                17 DAME STREET
                                                DUBLIN 2, IRELAND


2.   Date of Event Requiring Statement (Month/Day/Year)     11/24/2000


3.   IRS Identification Number of Reporting Person, if an Entity
     (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol   EURO TRADE & FORFAITING,
                                                INC. ("ETFC")


5.   Relationship of Reporting Person to Issuer (Check all applicable)

                 Director                        X   10% Owner
           -----                               -----
                 Officer (give title below)          Other (specify below)
           -----                               -----


6.   If Amendment, Date of Original  (Month/Day/Year)     N/A


7.   Individual or Joint/Group Filing (Check applicable line)

            X   Form Filed by One Reporting Person
          -----

                Form Filed by More Than One Reporting Person
          -----


TABLE I - Non-Derivative Securities Beneficially Owned

1.   Title of Security (Instr. 4)      Common Stock


2.   Amount of Securities Beneficially Owned (Instr. 4)     202,663(1)
                                                            420,000(1)


3.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)     I
                                                                D


4.   Nature of Indirect Beneficial Ownership (Instr. 4)    (2)


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Form 3 (continued)

TABLE II - Derivative Securities Beneficially Owned (e.g., Puts, Calls,
           Warrants, Options, Convertible Securities)


1.   Title of Derivative Security (Instr. 4)

     Common Share Purchase Warrants


2.   Date Exercisable and Expiration Date (Month/Day/Year)

          Date Exercisable                  Expiration Date

              11/14/00                         11/14/05


3.   Title and Amount of Securities Underlying Derivative Securities
     (Instr. 4)

          Title                     Amount or Number of Shares

      Common Stock                           420,000


4.   Conversion or Exercise Price of Derivative Security      $1.35


5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 5)     D


6.    Nature of Indirect Beneficial Ownership (Instr. 5)


Explanation of Responses:

(1) In addition, MFC Merchant Bank S.A. ("Merchant Bank"), a wholly-owned subsidiary of MFC Bancorp Ltd. ("MFC"), acquired the right to exercise voting power over 11,000,000 shares of common stock (the "Pledged Shares") of Euro Trade & Forfaiting, Inc. ("Euro Trade") pursuant to the terms of a securities pledge agreement dated for reference January 31, 2000 among Collingwood Investments Limited, North Cascade Limited and Merchant Bank. Merchant Bank does not currently have any pecuniary interest in the Pledged Shares.

(2) 202,663 shares of common stock of Euro Trade are owned by Merchant Bank, a wholly-owned subsidiary of MFC.


                    /s/ Michael J. Smith                 December 4, 2000
                    ---------------------------------    -----------------
                    Signature of Reporting Person  (1)   Date
                    MICHAEL J. SMITH
                    DIRECTOR


-------------------------
(1) Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


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